Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

            Vasogen Receives Notice of Allowance for Key U.S. Patent
                            in Chronic Heart Failure

Toronto, Ontario (November 12, 2002) -- Vasogen Inc. (TSX:VAS; AMEX:VSV), a developer of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases, today announced that the U.S. Patent and Trademark Office has issued a Notice of Allowance for a patent application protecting the use of Vasogen's immune modulation therapy in the treatment of chronic heart failure, a condition associated with over 300,000 deaths in the United States and Canada each year and medical care costs, primarily resulting from hospitalizations, exceeding $19 billion annually.

"This patent allowance is recognition of the proprietary position of Vasogen's immune modulation therapy in the significant market for chronic heart failure treatment," remarked David Elsley, President and CEO of Vasogen. "The allowance also demonstrates our ongoing commitment to the development of a comprehensive intellectual property portfolio protecting the use of immune modulation therapy in a number of cardiovascular and other inflammatory diseases."

Vasogen has announced plans to initiate, subject to regulatory approval, a pivotal phase III trial designed to evaluate the impact of immune modulation therapy on reducing death and cardiovascular hospitalizations of patients with advanced chronic heart failure (CHF). Vasogen recently presented phase II CHF results at the annual Scientific Meeting of the Heart Failure Society of America. These results have also been selected for both oral and poster presentation at the upcoming Scientific Sessions 2002 of the American Heart Association (November 17-20, 2002). The results demonstrated a significant reduction in the risk of death and hospitalization, improvements in a clinical composite score, and improvements in key electrocardiogram measures, among advanced CHF patients receiving Vasogen's immune modulation therapy.

CHF affects five million individuals in the United States and Canada. It is a debilitating condition in which the heart's ability to function as a pump is impaired, often as a result of coronary artery disease or hypertension. Patients experience a continuing decline in health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization. Hospital admission rates for CHF have increased in the last 20 years to the point where the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age.

     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.